Burns, Figa & Will, P.C.
Suite 1000, Plaza Tower One
6400 South Fiddler’s Green Circle
Greenwood Village, CO 80111

August 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:                    Jennifer Hardy, Esq., Branch Chief
Mail Stop 7010

Re:                               Isonics Corporation

*                                         Registration Statement on Form S-3
Commission File No. 333-134816

*                                         Form 10-KSB for the year ended April 30, 2005

*                                         Form 10-QSB for the period ended January 31, 2006

Ladies and Gentlemen:

Thank you for your comment letter of July 3, 2006, referring to Isonics’ registration statement on Form S-3 (333-134816) and certain of Isonics’ reports filed under the Securities Exchange Act of 1934 as referenced above. The following paragraph numbers refer to the paragraphs contained in your letter of July 3, 2006, referring to the registration statement.  As a preliminary matter, however, we would like to note that on July 26, 2006, Isonics did file its annual report on form 10-KSB for the year ended April 30, 2006, including its financial statements for that fiscal year.  That filing responds to a number of your comments, as described below.

General

1.                                       It appears that the number of shares issuable upon exercise of the issued warrants and full conversion of the convertible debenture, whether at its fixed price or pursuant to the floating conversion terms, would constitute a very significant portion of your outstanding securities to Cornell Capital Partners.  Accordingly, we do not believe that this transaction comports with the requirements of an at the market secondary shelf offering but appears to be an indirect primary offering.  See, e.g., Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29(July 1997), available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf.  Please note that in reaching this determination, we have disregarded applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering.

We are familiar with the telephone interpretation that describes the importance of identifying whether “a purported secondary offering is really a primary offering” and, therefore, “the selling shareholders are and should be treated as underwriters selling on behalf of an issuer.”  In reaching the determination, the telephone interpretation suggests that consideration be given to:

•                                          How long the selling security holder has held the shares;

•                                          The circumstances under which the securities were acquired;

•                                          The relationship between the selling security holder and the issuer;

•                                          The amount of the securities involved;

•                                          Whether the selling security holder is in the business of underwriting securities; and

•                                          Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital Partners, L.P. (“Cornell”), the principal selling security holder named in this registration statement, is not an underwriter acting on behalf of Isonics, the issuer.

Cornell acquired the derivative securities on May 31, 2006 and has held the derivative securities since that time.  The circumstances surrounding the acquisition are described in detail in a Form 8-K dated May 31, 2006, as subsequently amended.  It is important to note for the purposes of this registration statement that this registration statement only includes for resale a small portion of the securities which Cornell will eventually have the right to acquire assuming that the Isonics shareholders approve both the transaction between Isonics and Cornell and an increase in Isonics’ authorized capitalization.  Management cannot control shareholder vote inasmuch as the total ownership by the officers and directors of Isonics is less than 14% based on the information contained in the most recent Form 10-KSB.  Consequently, there can be no assurance that the Isonics shareholders will approve either the transaction with Cornell or the increase in authorized capitalization that will be proposed at the October annual meeting of shareholders.

It is important to note that the securities included for resale in this registration statement are less than 20% of the total number of shares of Isonics common stock outstanding at the time the registration statement was filed.  This is below the Nasdaq threshold, and is clearly not material under the scope of the telephone interpretation.

The telephone interpretation requires that consideration be given to the relationship between the purchaser (selling security holder) and the issuer.  Prior to the completion of the transaction, there was no relationship between Cornell and Isonics.  Under the telephone interpretation, this factor would also lead one to the conclusion that it is truly a secondary offering.

Cornell has advised Isonics that it is not a broker-dealer or involved in the business of underwriting securities.  This, too, would lead to the conclusion under the telephone interpretation that the registration statement as filed is one for a secondary offering.

Finally, we believe that the circumstances above, including the limited number of shares included in the registration statement, the risks that shareholder approval may not be obtained, the lack of a prior relationship between Isonics and Cornell, and the fact that Cornell is not engaged in the business of underwriting securities, all lead to the conclusion that, under the circumstances, it does not appear that the seller is acting as a conduit for the issuer.

In addition to the foregoing analysis under the Telephone Interpretation cited in your comment letter, we believe that the offering described in the registration statement fits squarely within the language of Rule 415, itself.  The described securities are being offered solely by persons other than Isonics (Rule 415(a)(1)(i)) and Isonics will receive no benefit from the resale of the securities.  The shares of common stock included in the registration statement that have not already been issued are issuable upon exercise of outstanding warrants (as permitted by Rule 415(a)(iii)) or upon conversion of outstanding debentures (as permitted by Rule 415(a)(iv)).  The registration statement includes the undertakings required by Item 512(a) of Regulation S-K (Rule 415(a)(3)).  Paragraphs 415(a)(2), (a)(4), (a)(5), (a)(6), and (b) do not apply to this offering.  Isonics meets the issuer requirements of Form S-3 for a secondary transaction.  Consequently, Isonics believes that Form S-3 is the appropriate form.

2.                                       We note that $3 million of the 6% convertible debenture have not been issued and may not be issued until no later than two days prior to the date this registration statement is declared effective.  To the extent that you are seeking to register shares underlying convertible debentures that have not yet been funded, it does not appear that you have a completed private sale of the convertible debentures, and is therefore the inconsistent with the guidance set out in paragraph 3S in the March 1999 Supplement to your Manual of Publicly Available Telephone Instructions.  Please advise.

You are correct in that you note that a portion of the debenture ($3,000,000) will not be issued until no later than two days prior to the date the registration statement is declared effective.  As you know, paragraph 3S(b) in the March 1999 Supplement to our Manual of Publicly Available Telephone Instructions states (in pertinent part) as follows:

“There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”

Under the agreements, the purchaser is obligated to fund the remaining debenture prior to the effectiveness of the registration statement.  Thus we believe that this meets the requirements of paragraph 3S(b).

3.                                       Similarly, we note that you amended the terms of the transaction in the Surrender and Reissuance Agreement after filing this registration statement on June 7, 2006.  Note that shares registered for resale must be outstanding or, if the company has completed a Section 4(2)-exempt sale of the securities, the investor must be at market risk at the time of filing.  Revision of the terms of a completed transaction while in registration is inconsistent with the exemption from registration provided by Section 4(2) of the Securities Act.  Please provide us with a detailed legal analysis addressing the consequences of this renegotiation.  We may have additional comments upon review of your response.

The revision of the terms of the transaction were due to issues raised by the Nasdaq Stock Market.  When the examiners reviewed the documents as filed, they raised concerns that the 20% limitation required by Nasdaq Marketplace Rule 4350(i) (where shareholder approval had not been obtained) was not sufficiently addressed.  After discussion with the examiners, Isonics and the purchaser entered into some amendments which were intended to clarify the parties’ original intentions — that common stock constituting less than 20% of the total outstanding on May 31, 2006, would be the maximum issuable absent shareholder approval.

As is evidenced by the “Clarifying Letter” between Isonics and Cornell dated June 5, 2006 (a copy of which is attached hereto for your convenience), neither Isonics nor Cornell considered these changes to be material, but merely amendments to reflect the original intentions of the parties necessary to obtain Nasdaq’s acceptance of the transaction under its qualitative listing standards.

4.                                       Please update to disclose the reasons surrounding your entering into the Surrender and Reissuance Agreement, i.e. the factors surrounding the Nasdaq deficiency letter.

We believe that there may be some confusion.  The Surrender and Reissuance Agreement was not related to the subsequent deficiency letter.  Those were two separate issues.  Please see the new discussion in the registration statement of the two Nasdaq deficiency letters received, one of which has been resolved as Isonics has previously publicly announced.

Documents Incorporated by Reference, page 8

5.                                       Please file updated financial statements, as necessary, to comply with Item 310(g) of Regulation S-B.  In this regard, it appears that you should update your financial statements to April 30, 2006 in your next amendment.

Updated financial statements are incorporated into the registration statement as required.

Risk Factors, page 10

Holders of the remaining 8% Debentures. . . ..page 13

6.                                       Please revise to disclose in detail the covenant giving rise to possible default claims under the 8% debentures, the basis for your assertion that you believe you have significant grounds to contest the existence of any default, and the number of non-consenting holders.

We have added disclosure to address the issues raised in this comment.  Please see “A holder of a portion of the remaining 8% Debentures has asserted and another may assert that a default exists” on page 14.

We have an insufficient number of shares of common stock authorized. . . .page 13

7.                                       We note from your disclosures here and on page 26 that you have an insufficient number of shares of common stock authorized as of June 6, 2006 to cover all of your convertible instruments.  Please tell us what impact the insufficient number of authorized shares will have on your accounting for the embedded conversion feature of your 8% debentures and on your outstanding stock warrants.  Refer to SFAS 133 and EITF 00-19.

We acknowledge that, subsequent to the issuance of our 6% debentures and related warrants, we have an insufficient number of shares authorized to cover cumlative potential share issuances under our outstanding convertible instruments.  However, it is the warrants associated with the 8% debentures (a portion of which have a full ratchet and will adjust if our 6% debenture holders exercise using their variable conversion feature) that cause this condition.  The 6% debentures contain a clause that limits conversion to 6,075,785 shares until shareholder approval is received to increase our authorized shares.  Additionally, only the warrant to purchase 2,000,000 shares at $1.25 per share is exercisable prior to shareholder approval is received to increase our authorized shares.  These limitations were contractually put in place to insure that, per NASDAQ requirements, we issue to the investors no more than 19.99% of our outstanding shares as of the 6% debenture consummation date until such time as the transaction is approved by shareholders.  These legal caps on issuance result in our current legal obligation for share issuance related to the 6% debentures to not exceed our authorized but unissued shares.  However, as noted above, the warrants associated with the 8% debentures could potentially lead to a share issuance commitment in excess of our currently authorized amount.

Our standard warrant agreement includes language meant to protect the holder from share shortages.  An example follows:  “The Company further covenants and agrees that the Company will at all times have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise in full of the rights represented by this Warrant.”  Similar language can also be found in our 8% convertible debenture related to shares available upon conversion by the holder.  We have interpreted this legal language to require us to effectively reserve from our authorized but unissued shares the number required to fulfill the settlement provisions upon exercise of the warrant or other applicable convertible instrument.  If, for example, the 8% debenture warrant holders converted (after a ratchet potentially occurs which would lead to such a condition) an amount in excess of our authorized and unissued shares, we would only be obligated to issue to them the number of shares calculated by subtracting prior legal share requirements from the total authorized but unissued shares.  Additionally, for those convertible securities for which the underlying shares have been registered, our transfer agent would also restrict these shares from issuable shares.

In conclusion, we believe that the “tainting” resulting from the warrants associated with the 8% debentures, which potentially could cause our cumulative convertible instruments outstanding to exceed our authorized shares, is for applicable convertible instruments issued contemporaneously with or after a ratchet occurs which would lead to a legal share commitment in excess of the then-existing authorized shares.  We expect that such applicable securities will be precluded from equity classification until such time when (and if) our number of authorized shares is increased sufficiently through a vote of our shareholders, assuming all other conditions for equity classification have been met.  The portion of the warrants issued with the 8% debentures which contain a full ratchet will be classified as derivative liabilities in our Form 10-Q to be filed for the quarter ended July 31, 2006.  We do not believe other convertible instruments have been tainted.

SEC penny stock regulations. . . .page 17

8.                                       We note your disclosure of the Nasdaq Capital Market’s $1 minimum bid price listing standard.  In light of your current stock price, please consider adding a new risk factor discussing your compliance with the standard and the liquidity risk to investors if your stock were to be delisted.

We have added language as suggested.  Please see “Our ability to obtain further financing when necessary is limited and we may be delisted from the Nasdaq Capital Market” on page 11 and “SEC penny stock regulations may limit the ability to trade our securities on the Nasdaq Capital Market” on page 18.

Outstanding 6% and 8% Debentures. . . .page 18

9.                                       Please revise your discussion to disclose the number of shares of common stock issuable upon conversion of the 6% and 8% debentures at their respective floating conversion terms, as though those terms were already in effect.  Revise the percentage of shares represented by full conversion or exercise of all of your debentures, options, and warrants accordingly.  Similarly revise Description of Securities on page 26.

We have revised as requested.  Please see “Outstanding 6% and 8% Debentures, options and warrants may make it difficult for us to obtain additional capital on reasonable terms” on page 19 and “Description of Securities” on page 28.

As a public company, we are subject to. . . .page 18

10.                                 Please disclose the nature of the Nasdaq and SEC inquiries.

We have added disclosure responsive to this comment.  Please see “As a public company, we are subject to…” on page 20.

Forward-looking statements may prove to be inaccurate, page 19

11.                                 Please delete this risk factor.  Note that material risks identified in this section should apply specifically to your business, rather than to all companies generally.  In addition, the substance of this risk factor is conveyed under Note of Caution Regarding Forward-Looking Statements on page 9.

We have deleted this risk factor as you have suggested.

Use of Proceeds, page 20

12.                                 Please disclose your intended use of the proceeds derived from the placement of the 6% convertible debentures.

We have added disclosure responsive to this comment.

13.                                 Please revise to reflect all of the warrants issued pursuant to the transaction with Cornell, rather than only the 2,000,000 warrants with a $1.25 exercise price.

We have added disclosure responsive to this comment, but you should note (as the disclosure sets forth) that the other warrants (exercisable at $1.75 and $2.00) are not currently exercisable, and will not be exercisable until after (if ever) Isonics shareholders approve the transaction with Cornell and also approve an increase in our authorized capitalization.

Selling Shareholders and the Plan of Distribution, page 20

14.                                 Please revise your table to reflect the aggregate number of shares of common stock beneficially owned before and after the offering, as well as the number of shares being offered, while indicating by footnote or otherwise the portion of the aggregate amount that is issuable upon the exercise or conversion of derivative securities.  See Regulation S-B, Item 507.

We have added disclosure responsive to this comment also, even though significant contingencies exist before the holder is entitled to convert the 6% Debentures or exercise the $1.75 and $2.00 warrants (as described in the disclosure).

Description of Securities, page 26

6% Debentures and Warrants Issued in the May and June 2006 Transaction, page 27

15.                                 We read on page 28 that the maximum number of shares that may be issued upon conversion of the principal amount of your 6% debentures is 64 million shares.  In light of the variable conversion rate for these debentures after September 27, 2006, please tell us how you determined this maximum share issuance.  If this maximum conversion is specified in your debenture agreement, please revise to clarify this matter.

See Section 3(c)(i) [second paragraph] of the 6% Debenture agreement which provides:   “Notwithstanding anything to the contrary herein, the maximum number of shares of the Company’s Common Stock that may be issued upon conversion of the principal amount of this Debenture is 64,000,000 (the “Conversion Shares”).”  This is confirmed in Section 4(l) of the securities purchase agreement discussing the shareholder approval requirement, as described in the amended registration statement.

Registration Rights Agreement, page 30

16.                                 We note that the registration rights agreement associated with your 6% debentures and related stock warrants requires you to pay liquidated damages if you fail to meet certain registration statement requirements.  Please tell us what consideration you have given to EITF 05-4 in determining if or how to account for this liquidated damages clause.

We will account for the registration rights agreement associated with our 6% debentures and related warrants in a manner consistent with our accounting for the registration rights agreement associated with our 8% debentures and related warrants. (as discussed on page F-23 of our most recently filed Form 10-KSB).    In our evaluation of the registration rights agreement in light of the initial deliberations on EITF 05-04, we agreed with View C in the June 2005 Issues Summary for EITF 05-04, in which the registration rights agreement was posited to be a derivative liability to be accounted for under SFAS 133.  As part of our decision-making process, one point considered is that we believed that the registration rights agreement should be treated separately as it covers registration rights for more than one instrument:  the debentures and the warrants.  We found it unnatural that a single registration rights agreement could be combined with two independent instruments — potentially with different accounting treatments as a result. We assessed the fair value of the derivative liability using a probability weighted discounted cashflow model.  We understand that the FASB is deliberating on this topic and that at the June 20, 2006, meeting the Board decided to add a project on this topic to its agenda with an ultimate goal of issuing an FSP.  Once final guidance is issued, we will comply with the transitional guidance as set out in reevaluating our accounting policy in regards to registration rights agreements.

8% Debentures and Warrants Issued in the February 2005 Transaction, page 31

Warrants Issued With the 8% Debentures, page 33

17.                                 Please revise to clarify the effect, if any, of the issuance of the common stock underlying the 6% convertible debentures at a floating conversion price of less than $1.25 on the “ratchet adjustment” of the warrants issued in conjunction with the 8% debentures, i.e. if the issuance at a floating rate triggers a downward adjustment in the exercise price, please disclose this.

We have revised as suggested.  Please see “Warrants Issued With the 8% Debentures” on page 35.

Part II

Undertakings, page 38

18.                                 Please delete the undertakings that you state are inapplicable to your offering, such as paragraphs (b) through (d), or that are otherwise applicable only to offerings conducted in reliance upon rules on which you do not rely.

This change has been made in accordance with your comment.

Signatures

19.                                 Please revise your signature page to indicate the individual serving as chief financial officer and as controller or principal accounting officer.  Refer to Instruction 1 to the signature requirement of Form S-3.

This change has been made.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Note 1 — Organization and Significant Accounting Policies

Income Taxes, page F-9

20.                                 We read that you record a valuation allowance when deferred tax assets are not expected to be realized.  Please revise future filings to clarify, if true, that you record a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.  Refer to paragraph 17(e) of SFAS 109.

In our most recently filed Form 10-KSB for the year ended April 30, 2006, we made this change in accordance with your comment.  Please see Note 1 — Organization and Significant Accounting Policies, “Income Taxes” heading on page F-10.  Please see also the last sentence in Footnote 11 — Income Taxes on page F-28.

Revenue Recognition, page F-9

21.                                 Please update this disclosure in your April 30, 2006 Form 10-KSB to address revenue recognition for services provided by your acquired PPSC business.

In our most recently filed Form 10-KSB for the year ended April 30, 2006, we added additional disclosure in accordance with your comment.  Please see Note 1 — Organization and Significant Accounting Policies, “Revenue Recognition” heading on page F-10

Note 4 — Significant Acquisitions and Combinations, page F-16

22.                                 We read that the allocation of the purchase price for EMG is based on an independent third party valuation.  Given that this filing has been incorporated by reference into your Form S-3, please tell us how you determined that you did not need to identify and provide a consent from these experts in your Form S-3.  Refer to Section 436(b) of Regulation C.

In our most recently filed Form 10-KSB for the year ended April 30, 2006 (incorporated by reference into this amended registration statement), there is no such language referring to the work of third parties.

Note 9 — Stockholders’ Equity, page F-23

23.                                 For each issuance of common stock warrants that are outstanding at April 30, 2006, please provide us with a detailed explanation of how the warrants are to be settled and which party determines how settlement occurs to support your classification of these warrants in your balance sheet as either equity or liabilities.  In this regard, we assume that at April 30, 2006, you had warrants outstanding related to your 8% debenture and related to various issuances of preferred stock.

Please see SFAS 133 and EITF 00-19 for guidance.

Following is the information you have requested regarding our warrants outstanding at April 30, 2006:

Holder	Date Issued	No. Shares	Reason Issued	Comment
Ex-employee	8/29/05	1,000	Legal settlement	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Class B / Class C publicly traded	Misc.	1,982,610	Financing

Holder has right to physical delivery settlement only. If an effective registration statement is not in place, our Board may elect to net-cash settle the warrants, “but is not required to do so” (per the warrant agreement). Further, we have the right to redeem the warrants for $0.10 each if the stock price is above a specified level for a specified time period. As such, all net-cash settlement rights are within our control. No issues due to paragraphs 12-32 of EITF 00-19.

Financial Advisor	9/9/05	100,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Consultant	9/9/05	50,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Class B holder	10/27/05	120,000	Legal settlement	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Private Placement Investor	9/25/03	232,500	Financing	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Advisory Board Members	11/2/04	300,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Financial Advisor	10/18/04	31,500	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Financial Advisor	10/22/03	50,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Investor Relations Firm	11/1/03	120,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Investor Relations Firm	12/18/03	50,000	Non-employee compensation	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Series E Preferred Stock Holders	10/4/04	153,500	Financing	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
8% Debenture Holders	2/24/05	1,593,900	Financing

•       Holder has right to physical delivery settlement only or, if a registration statement is not effective, the right to net-share settlement.

•       There is a freestanding registration rights agreement, the accounting for which is addressed in our response to question 16 herein.

•       The warrants have a ratchet feature which adjusts price and number of shares issuable based upon our entering future financings at an effective lower price than the warrant exercise price. However, the decision to enter such financings is within our control. The issuance of the 6% debentures subsequent to year end (which has a variable rate conversion component) now removes from our control the number of shares issuable under these warrants. Accordingly, they will be classified as derivative liabilities in our financial statements for the quarter ended July 31, 2006.

•       No issues additional issues due to paragraphs 12-32 of EITF 00-19.

Executive	3/28/02	100,000	Provided personal shares as collateral in financing	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Executive	3/28/02	100,000	Provided personal shares as collateral in financing	Holder has right to physical delivery settlement only. No issues due to paragraphs 12-32 of EITF 00-19.
Former law firm	7/31/97	20,000		Unable to locate warrant agreement. Number of shares immaterial.
Total		5,005,010

Form 10-QSB for the Period Ended January 31, 2006

Note 4 – Segment Information, page 9

24.                                 We read that reconciling items for your operating loss and total assets consist primarily of corporate expenses or assets that have not been allocated to a specific reportable segment.  Please revise future filings to provide better insight into the kinds of expenses and assets that are generally not allocated to specific reportable segments.  Refer to paragraphs 31-32 of SFAS 131.

In our most recently filed Form 10-KSB for the year ended April 30, 2006, we have added additional disclosure in accordance with your comment.  Please see Note 15 — Business Segment, Geographic, Customer and Product Information on pages F-35 and F-36.

Management’s Discussion and Analysis of Financial Condition, page 20

Results of Operations, page 24

25.                                 We note that you are analyzing revenues on a segmental basis and analyzing all other income statement line items on a consolidated basis.  Please revise future filings to analyze your segmental measure of profit or loss, or the individual line items comprising this measure, on a segmental basis.  Refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

In our most recently filed Form 10-KSB for the year ended April 30, 2006, we have added additional disclosure in accordance with your comment.  Please see operating loss by segment disclosure on page 30.

Please let us know if you have any further questions or comments.  Isonics would like to be able to seek effectiveness of this registration statement as soon as convenient.

Sincerely yours,

Herrick K. Lidstone, Jr.

For the Firm

Cc:                               Isonics Corporation

Hein & Associates, LLP

Attachments:

1.                                       Clarifying letter from Cornell Capital Partners, LLP to Isonics Corporation dated June 5, 2006

June 6, 2006

Isonics Corporation

5906 McIntyre Street

Golden, CO  80403

Attention:                         James E. Alexander
President and Chief Executive Officer

Re:                                                             Isonics Corporation
Securities Purchase Agreement dated May 30, 2006

Dear Mr. Alexander:

This letter will confirm that Cornell Capital Partners agrees that it was and is its intention with regard to the warrant to purchase 3,000,000 shares of Isonics Corporation common stock exercisable at $1.75 per share, as well as the warrant to purchase 3,000,000 shares of Isonics Corporation common stock exercisable at $2.00 per share, both dated May 30, 2006 and both with a three year term (the “Warrants”), that until Isonics Corporation complies with the covenant requiring shareholder approval contained in Section 4(1) of the Securities Purchase Agreement dated May 30, 2006 the Warrants shall only be exercised to the extent that such exercise would not result in the issuance of a total number of shares in excess of 19.99% of Isonics Corporation’s outstanding common stock on May 30, 2006.

This letter will further confirm that until Isonics Corporation complies with said covenant, the only shares that are issuable under the Securities Purchase Agreement or the documents issued pursuant thereto are a total number of shares that do not exceed 19.99% of Isonics Corporation’s outstanding common stock on May 30, 2006.

Very truly yours,

CORNELL CAPITAL PARTNERS, LP

/s/ David Gonzalez
Managing Partner & General Counsel

DG/jmh

Accepted and Agreed this 5th day of June, 2006

/s/ James E. Alexander
Isonics Corporation
By: James E. Alexander
Its: President & Chief Executive Officer